

December 16, 2011

Via E-mail
Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
C/o Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

> **Re:** **Li3 Energy, Inc.**
> **Amendment 2 to Registration Statement on Form S-1**
> **Filed December 2, 2011**
> **File No. 333-175329**
> **Annual Report on Form 10-K for fiscal year end June 30, 2011**
> **Filed December 2, 2011**
> **Form 10-Q for the Quarter ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-54303**

Dear Mr. Saenz:

We have reviewed your registration statement and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Global market, page 50

1. We note your response to comment 16 of our letter dated October 14, 2011 indicating that the information presented in your filing was gathered from the U.S. Geological Survey's (USGS) Mineral Commodity Summaries and that the information presented represents industry standard terminology. We re-issue comment 16. Your

jurisdiction of incorporation is Nevada and as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents and at times may conflict with USGS definitions which have are not codified in U.S. securities law. Please remove all terminology such as reserve base and/or resources from your filing.

Maricunga, page 56

2. We note your response to comment 19 of our letter dated October 14, 2011 that you may list your securities on the Canadian exchange and if listed, you will have to prepare your filings in conformance with Canadian standards. We re-issue comment 19. Please disclose your plans to list on the Canadian Exchange and your investor's expectations. Please be informed that your jurisdiction of incorporation (Nevada) will preclude disclosure of Canadian standards in your U.S. filings.

Report of Independent Registered Public Accounting Firm, page F-21

3. We note that your current auditor has referred to a predecessor auditor that audited the consolidated financial statements for the period from June 24, 2005 (inception) through June 30, 2009 and as such, you have also presented the predecessor auditor's report. Given that the balance sheet as of June 30, 2009 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended are not presented, please make arrangements with the predecessor auditor to have them revise the report in an amendment to the Form S-1/A so these financial statements are not referenced. The audit report should also refer to the current name of the company, Li3 Energy, Inc., rather than NanoDynamics Holdings, Inc. To the extent that your current auditor continues to rely upon the reports of your predecessor auditor regarding the period from June 24, 2005 (inception) to June 30, 2009 in future Forms 10-K, you should also make arrangements with the predecessor auditor to have them revise their audit report similarly in those future filings.

Form 10-Q for the Quarter ended September 30, 2011

Item 4 – Controls and Procedures, page 28

Evaluation of Disclosure Controls and Procedures, page 28

4. Please amend your Form 10-Q to disclose whether your disclosure controls and procedures are effective or not effective as required by Item 307 of Regulation S-K. In doing so, please ensure that you also include revised certifications that are currently dated and refer to the Form 10-Q/A.

Annual Report on Form 10-K for fiscal year end June 30, 2011

Item 9A.
Management's Report on Internal Control over Financial Reporting, page 64

5. We note your response to comment 23 of our letter dated October 14, 2011. Please provide a statement in accordance with Item 308(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Lisa Etheredge at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions regarding the engineering comments. Please contact Craig Slivka at (202) 551-3729 with any other questions or disclosure issues.

Sincerely,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director